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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                         Commission File Number 1-10779
                          NOTIFICATION OF LATE FILING

(Check One):   [x]  Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
[ ]Form N-SAR
   For Period Ended:    December 31, 1996
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[ ] Transition Report on Form 10-K    [ ]  Transition  Report  on  Form 10-Q
[ ] Transition Report on Form 20-F    [ ] Transition  Report on Form  N-SAR
[ ] Transition Report on Form 11-K
    For the Transition Period Ended:
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   Read attached instruction sheet before preparing form. Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:

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PART I
REGISTRANT INFORMATION

Full name of registrant            Andrews Group Incorporated
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Former name if applicable

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Address of principal executive office (Street and number)
                                   35 East 62nd Street
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City, state and zip code
                                   New York, NY  10021
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PART II
RULE 12b-25 (b) and (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


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PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period . (Attach extra sheets if needed.)

   As a result of the Chapter 11 filings on December 27, 1996 by Marvel Entertainment Group Inc., Marvel Holdings Inc., Marvel Parent Holdings Inc., and Marvel III Holdings Inc. and the significant litigation that has arisen therefrom, the Registrant has been unable to complete its Annual Report on Form 10-K for the fiscal year ended December 31, 1996 without unreasonable effort and expense. The Registrant is in the process of completing its Annual Report on Form 10-K and expects to file the same within the prescribed extension period.



PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

    Laurence Winoker              212                527-6310
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        (Name)                (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).
                             [x]   Yes    [ ] No

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                             [x]   Yes    [ ] No

      It is estimated that the net loss for the year ended December 31, 1996 will be approximately $685 million. Such net loss reflects weaknesses in Marvel's businesses and also include significant special, principally non-cash charges of approximately $680 million primarily consisting of a write-down of approximately $580 million in impaired goodwill and other intangibles. The balance of these charges relates largely to Marvel's restructuring actions, the write-off of Marvel's deferred tax assets, and the bankruptcies. The 1996 results also reflect a reduction in the valuation allowance on the Registrant's deferred tax assets as well as benefit for current year losses of approximately $175 million.





Andrews Group Incorporated
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 31, 1997                By    /s/ Laurence Winoker
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                                             Vice President and Controller



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